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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.____)*

Hooper Holmes, Inc.
(Name of Issuer)

Common Stock, $.04 Par Value
(Title of Class of Securities)

439104100
(CUSIP Number)

Basil P. Regan c/o Regan Partners, L.P. 32 East 57th Street, 20th Floor New York, New York 10022 Tel: (212) 317-1640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	439104100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Basil P. Regan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF and WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,204,375

8.	SHARED VOTING POWER

1,246,279

9.	SOLE DISPOSITIVE POWER

2,204,375

10.	SHARES DISPOSITIVE POWER	[_]

1,246,279

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,450,654

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.02%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	439104100

Item 1.	Security and Issuer.

The name of the issuer is Hooper Holmes, Inc., a New York corporation (the "Issuer").  The address of the Issuer's offices is 170 Mt. Airy Road, Basking Ridge, New Jersey 07920.  This Schedule 13D relates to the Issuer's Common Stock, $.04 Par Value (the "Shares").

Item 2.	Identity and Background.

(a-c, f)
This Schedule 13D is being filed by Basil P. Regan (the "Reporting Person").  The Reporting Person's principal business address is 32 East 57th Street, 20th Floor, New York, New York 10022.  Mr. Regan serves as the general partner of Regan Partners, L.P., a New Jersey limited partnership (the "Partnership").  Basil P. Regan is a United States citizen.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Person may be deemed to beneficially own 3,450,654 Shares.  Because the Reporting Person, in his capacity as the general partner of the Partnership, has voting or dispositive power over all shares beneficially owned by the Partnership, he is deemed to have beneficial ownership of all such shares.

The source of funds used to purchase the securities reported herein was the personal funds of the Reporting Person and the working capital of the Partnership.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Person were acquired for, and are being held for, investment purposes by the Reporting Person.  The acquisitions of the Shares were made in the ordinary course of business or investment activities of the Reporting Person, as the case may be.  The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Share, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

On April 19, 2010, the Reporting Person sent a letter to the Issuer's board of directors to (i) express the Reporting Person's dissatisfaction with the Issuer's current chief executive officer and the trajectory of the Issuer, and (ii) recommend that the board of directors conduct a review of the Issuer's senior management.  A copy of the letter is attached hereto as Exhibit B and is incorporated herein by reference.

Except as set forth above, the Reporting Person does not have any plans or intentions to engage in other communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the members of the Issuer's board of directors as well as the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(1)  the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(5)  any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)  any action similar to those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person may be deemed to beneficially own 3,450,654 Shares, or 5.02% of the Shares, based on the Issuer's Form 10-K filed on March 12, 2010.

The Reporting Person has the sole power to vote or direct the vote of 2,204,375 Shares to which this filing relates.

The Reporting Person shares the power to vote or direct the vote of 1,246,279 Shares to which this filing relates.

The Reporting Person has the sole power to dispose or direct the disposition of 2,204,375 Shares to which this filing relates.

The Reporting Person shares the power to dispose or direct the disposition of 1,246,279 Shares to which this filing relates.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Schedule of Transactions in the Shares of the Issuer

Exhibit B	Letter to the Issuer's Board of Directors dated April 19, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2010
(Date)

/s/ Basil P. Regan*
Basil P. Regan

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

*The Reporting Person hereby disclaims beneficial ownership over the Shares reported on this Schedule 13D except to the extent of the Reporting Person's pecuniary interest therein.

 Exhibit A

Transactions in the Shares

Date of Transaction	Number of Shares Purchase/(SOLD)	Price of Shares

Transactions in Regan Partners, L.P.*

    4/08/10                                                                 90,000                                                                      0.8894

* Because the Reporting Person, in his capacity as the general partner of the Partnership, has voting or dispositive power over all shares beneficially owned by the Partnership, he is deemed to have beneficial ownership of all such shares reported herein.  The Reporting Person hereby disclaims beneficial ownership over the Shares reported on this Schedule 13D except to the extent of the Reporting Person's pecuniary interest therein.

Exhibit B

Regan Partners, L.P.
32 East 57th Street, 14th Fl
New York, NY 10022
(212) 317-1640

              April 19, 2010
The Board of Directors
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

To the Directors of Hooper Holmes:

Regan Partners has been a shareholder of Hooper Holmes (the "Company") for over five years and we currently own over five percent of the Company's shares.  We have been a patient and supportive shareholder and write now to voice to the Board of Directors our frustration with recent events and conclusions we have reached as a result of them.

Since Roy Bubbs was named CEO progress has been made toward the goal of returning the business to permanent profitability, an achievement originally forecast to occur in late 2008 and which finally did occur in late 2009.  The shareholder conference call following the fourth quarter earnings release was a significant setback.  Mr. Bubbs' communication of the overall state of the business was poorly executed and excessively negative.  Portamedic was the focus and very little attention paid to the remaining segments, some of which are growing rapidly.  More importantly, the admission that our results are still significantly tied to the insurance industry and the economy, and that we have experienced a very poor start to 2010 was an enormous step backwards.

The recent setback has given me the opportunity to reflect on what has been accomplished.  I am reminded that the Health & Wellness business, a future driver of growth, was created before Mr. Bubbs was appointed as CEO.  Our strategy toward Portamedic seems weak, leaving that business's recovery tied to the insurance industry and economy as opposed to actions within our own control.  Into the third year of his employment, shareholders expect Mr. Bubbs to have more command over our future, especially in light of the generous compensation he receives and the additions he has made to the senior management team.  I have realized now that not enough dramatic action has been taken to ensure our business can run profitably and reorient our future away from the insurance industry.  As a result, I believe Mr. Bubbs has lost the confidence of his shareholders.

I encourage the Board to conduct a review of our senior management.  The shareholders of the company have been amply patient for several disappointing years and deserve a board intolerant of mediocre performance.

Sincerely,

/s/ Basil P. Regan
General Partner

SK 01394 0003 1090374